82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

04024022

SUPPL

04 APR -1 AM 7:21

PRESS RELEASE

March 19, 2004

STOCK OPTIONS GRANTED

Vancouver, BC:

The Board of Directors of **GGL Diamond Corp.** (TSX-V: GGL) (the "Company") has today announced that based on a recommendation from the Compensation Committee, it has granted a stock option to a senior officer of the Company to purchase 330,000 common shares in the capital of the Company exercisable until March 19, 2009 at a price of $0.50 per share. The granting of the stock option is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Per:

J. Haig Farris
Director

dw 4/15

For more information, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.